Triant Technologies Inc.

20 Townsite Road, 2nd Floor

Nanaimo, British Columbia

Canada V9S 5T7

TRIANT

Tel: 250.754.4223

Toll Free: 800.663.8611

Fax: 250.754.2388

e-mail: mail@triant.com

CONTACTS:

Robert Heath, Chairman & CEO / Mark Stephens, CFO

Triant Technologies Inc.

250.754.4223

mail@triant.com

FOR IMMEDIATE RELEASE

TRIANT REPORTS FIRST QUARTER 2003 FINANCIAL RESULTS

VANCOUVER, CANADA — APRIL 30, 2003 — Triant Technologies Inc. (TSX: TNT; OTCBB: TNTTF) today reported financial results for the first quarter ended March 31, 2003 (expressed in Canadian dollars).  The Company will also host a conference call today, Wednesday, April 30, 2003 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss the first quarter financial results.

Revenue for the first quarter ended March 31, 2003 was $1,069,368 compared to $1,370,189 for the first quarter of 2002. The weak world economy and semiconductor industry for the past two years have negatively impacted capital spending and has lengthened our sales cycle in some cases. Despite the constraints of its customers and the uncertain timing of a market recovery, the Company continued to focus on sales, service and support activities to further strengthen its relationships with key existing accounts and to open up new accounts in Asia, Europe and the United States over the course of 2003 and beyond. The Company believes the demand for APC (Advanced Process Control) products and services will continue to increase on a year-over-year basis. During the first quarter of 2003, the Company continued to pursue licensing, service and maintenance opportunities for ModelWare and related products, through its distribution channels in Asia and directly in Europe and the United States, with various semiconductor manufacturers for use on a number of different types of wafer processing equipment. The Company received $0.4 million in new orders during the first quarter of 2003 compared to $0.9 million for the first quarter of 2002. The Company ended the first quarter of 2003 with deferred revenue and backlog totalling $0.4 million compared to $1.0 million at the end of the first quarter of 2002.

Operating expenses for the first quarter ended March 31, 2003 were $1,870,903 compared to $2,335,409 for the first quarter of 2002. The lower operating expenses were due to reduced research and development expenses, reflecting the Company’s decision during 2002 to transition away from using outsourced software development to building an in-house, world-class research and development team.

Loss from operations for the first quarter ended March 31, 2003 was $1,100,013 compared to $1,256,288 for the first quarter of 2002.

Net loss for the first quarter ended March 31, 2003 was $1,657,883, or a loss per share of $0.04, compared to $1,146,559, or a loss per share of $0.03, for the first quarter of 2002. The net loss for the first quarter of 2003 increased due to foreign exchange losses on US dollar denominated cash, cash equivalents and short-term investments as a result of the significant appreciation of the Canadian dollar during the first quarter of 2003.

The Company estimates its break-even revenue point for 2003 at around $10 million, which is based on the Company’s estimates of a 76% average gross margin, $4.2 million for research and development expenses, and $3.6 million for selling, general and administrative expenses. As substantially all of the Company’s sales are conducted in US dollars and its expenses are primarily in Canadian dollars, it should be noted that a strengthening Canadian dollar has the effect of making it more challenging to reach this break-even point.

As at March 31, 2003, the Company maintained a cash, cash equivalents and short-term investments balance of $10.1 million compared to $12.4 million as at March 31, 2002.

Commenting on the results, Robert Heath, Chairman and Chief Executive Officer, stated: “Although the first fiscal quarter in 2003 represented a lower revenue performance than the first quarter of 2002, the Company believes it can increase revenue in 2003 by meeting the following objectives:

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Increasing revenue through expanded deployments of ModelWare in existing accounts and opening up new accounts in Asia, USA and Europe where evaluations are underway

•

Broadening our market potential by selling directly to OEMs (Original Equipment Manufacturers) on a non-exclusive basis

•

Aggressively pricing ModelWare for fab-wide deployment in certain geographic regions

•

Continuing to build an excellent global support and service organization

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Focusing our Applications Engineering group on solving our customers’ tough manufacturing problems thereby providing a solid return on investment for the deployment of ModelWare

•

Continued enhancements to ModelWare and the development of new and complementary products aimed at the semiconductor industry

“Our outlook for 2003 is positive despite the global economic challenges, as we believe that the demand for advanced process control products is increasing and that Triant continues to have a solid market opportunity.”

Conference Call Access Information

Triant will host a conference call today, Wednesday, April 30, 2003 at 1:45 p.m. Pacific Time (4:45 p.m. Eastern Time) to discuss the first quarter 2003 financial results. The dial-in number for the call is 416.695.5806 and the Conference Code is 1413138. A replay of the conference call will be available today, Wednesday, April 30, 2003 after 4:45 p.m. Pacific Time (7:45 p.m. Eastern Time). The replay number is 416.695.5800 and the Conference Code is 1413138.

About Triant Technologies

Triant Technologies Inc. develops, markets, and supports equipment health monitoring, advanced fault detection and sophisticated data analysis technology. Triant provides innovative APC (Advanced Process Control) software solutions that help its customers improve the productivity of their manufacturing equipment and is focused on the application of its technology primarily to the semiconductor industry and secondarily to other industries. Triant’s core technology is UPM (Universal Process Modeling), a proprietary advanced mathematical algorithm that can be used to model the behavior of any correlated system or process. To address the emerging market opportunity in the semiconductor industry, Triant has developed ModelWare®, an equipment health monitoring and advanced fault detection software solution, based on its core UPM technology. More information about Triant is available via the Internet at www.triant.com

This news release contains forward-looking statements that are subject to various risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of numerous factors that may be beyond the Company's control. Forward-looking statements are based on the expectations and opinions of the Company's management on the date the statements are made.

-- Unaudited Financial Tables --

TRIANT TECHNOLOGIES INC.

Summary Consolidated Statements of Operations

(Expressed in Canadian Dollars)

	Three Months Ended March 31,
	2003	2002

Revenue	$ 1,069,368	$ 1,370,189
Cost of Revenue	298,478	291,068
Gross margin	770,890	1,079,121

Operating expenses

Research and development	996,156	1,563,355
Selling , general and administrative	874,747	772,054

Total operating expenses	1,870,903	2,335,409

Loss from operations	(1,100,013)	(1,256,288)

Interest and other income	35,216	112,499

Foreign exchange loss	(593,086)	(2,770)

Net loss for the period	(1,657,883)	(1,146,559)

Loss per share	$ (0.04)	$ (0.03)

Weighted average number of common shares outstanding	41,402,675	41,567,175

Number of common shares issued and outstanding	41,402,675	41,567,175

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TRIANT TECHNOLOGIES INC.

Summary Consolidated Balance Sheets

(Expressed in Canadian Dollars)

	March 31, 2003	December 31, 2002

Cash, cash equivalents and short-term investments	$ 10,089,095	$ 12,442,039
Accounts receivable, net	625,383	1,216,233
Prepaid expenses and deposits	136,752	137,310
Inventory	180,600	-
Capital assets	546,540	517,211
Total assets	11,578,370	14,312,793
Accounts payable and accrued liabilities	1,502,084	1,904,518
Deferred revenue	199,330	873,436
Total liabilities	1,701,414	2,777,954
Total shareholders’ equity	9,876,956	11,534,839